

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 12, 2007

Mr. Matthew Kavanagh
Chief Financial Officer
Minco Gold Corporation
Suite #2772, 1055 W. Georgia Street
P.O. Box 11176
Vancouver, British Columbia
Canada, V6E 3P3

Re: **Minco Gold Corporation**
           Form 20 – F for Fiscal Year Ended December 31, 2006
           Filed July 2, 2007
           File No. 001-32670

Dear Mr. Kavanagh:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Christopher J. White
               Branch Chief